Exhibit 20.1

December 15, 2008

Dear Fellow Unit Holders,

Today Golden Oval Eggs, LLC announced it has entered into an Asset Purchase Agreement (APA) whereby Rembrandt Enterprises, Inc. of Iowa, will purchase all of the business assets of Golden Oval Eggs, LLC.

The aggregate consideration payable to Golden Oval for its assets in the proposed transaction is approximately $123.75 million in cash (as adjusted to reflect Golden Oval’s working capital at closing) and the assumption of certain specified liabilities by Rembrandt Enterprises, Inc.  After reducing the consideration by amounts necessary to repay Golden Oval’s debts to its lenders and certain other transaction expenses, the transaction reflects a range of values from approximately $4.25 per unit to approximately $4.75 per unit for each of Golden Oval’s 5,500,353 issued and outstanding limited liability company units. However, please note that if the transaction is completed the amounts that we could distribute soon after the closing most likely would be further reduced by those amounts the Board of Managers determines must be retained for Golden Oval’s remaining expenses and any contingent liabilities existing following the proposed transaction. The APA has been unanimously approved by the Golden Oval Eggs’  Board of Managers and Rembrandt’s managing board.

You and the other Golden Oval Eggs member unit holders will be asked to vote on approval of the Board of Managers’ recommendation to accept the APA. You can vote in-person or by proxy at a special meeting of Unit Holders of Golden Oval Eggs. We will announce the date and place as soon as we receive all necessary regulatory approvals. Prior to the special meeting, the Board of Managers and Management team will distribute a detailed proxy statement containing information about the proposed transaction, including Golden Oval’s estimates of the amounts that will be available for distribution if transaction is approved, and will provide additional information on the proposed transaction to unit holders through informational meetings.

We have always worked hard to protect and enhance your investment in Golden Oval Eggs. We believe this recommendation to be in the best interests of our unit holders, employees, customers, and communities during these uncertain economic times.

Be assured our sales and production efforts continue vigorously during this time. Employees will be conducting business as usual, producing and delivering high-quality egg products to our valued customers.

Furthermore, we will work on a smooth transition with Rembrandt for the change in ownership to assure customers no interruption in service or quality.  Rembrandt is interested in acquiring our operations not only because of our joint commitment to quality and customer service, but also for enhanced processing capabilities, expanded product portfolio and egg supply.

We appreciate your investment in Golden Oval Eggs and look forward to seeing you at our special meeting. If you are unable to attend, we have set up a hotline at 877-767-5044. Please call and leave any questions: we will respond to your call within 24 hours. We will keep you updated on our progress.

We thank you for your support and investment that has made this strategic opportunity possible. We enclose today’s media release with further details of the proposed purchase.

Sincerely yours,

Chris Edgington	Dana Persson
Chairman, Board of Managers	President & Chief Executive Officer

Enclosed: Golden Oval Eggs’ Media Release, December 15, 2008

Additional Information

Golden Oval Eggs, LLC will file a proxy statement and relevant materials with the Securities and Exchange Commission (SEC) in connection with the proposed acquisition of Golden Oval Eggs, LLC by Rembrandt Enterprises, Inc. Members of Golden Oval Eggs, LLC are urged to read the proxy statement and relevant materials upon availability as they will contain important information about Golden Oval and the proposed transaction. The proxy statement and relevant materials (when available) and any other documents filed by Golden Oval Eggs, LLC with the SEC may be obtained free of charge at the SEC’s website (http://www.sec.gov). In addition, members of Golden Oval Eggs, LLC may obtain free copies of the proxy statement and other relevant materials (when available) filed with the SEC by Golden Oval Eggs, LLC by request to Golden Oval Eggs, LLC, Attention: Sandie Wohlman, 1800 Park Avenue East, P.O. Box 615, Renville, Minnesota 56284 or  (320)329-8182, ext301.

Golden Oval Eggs, LLC, its directors, officers, other members of management and employees may be deemed participants in the solicitation of proxies for the proposed transaction. Information regarding the identity of each participant and a description of each participant’s direct or indirect interest in the solicitation  will be included in the proxy materials relating to the proposed transaction, when available.

Forward-looking Statements

Certain matters discussed in this letter and news release are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. These statements include, but are not limited to, the benefits of the business combination transaction involving Rembrandt Enterprises, Inc. and Golden Oval Eggs, LLC, including future results and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Rembrandt Enterprises, Inc.’s and Golden Oval Eggs, LLC’s management, which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing including: receipt of member, regulatory and other consents and approvals; delays in consummating the proposed transaction; difficulties in achieving expected cost savings, synergies and other strategic benefits; and difficulties associated with the integration of Golden Oval’s operations with Rembrandt Enterprises, Inc.’s operations. Any forward-looking statement speaks only as of the date such statement was made, and neither  Rembrandt Enterprises, Inc. nor Golden Oval Eggs, LLC undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date such statement was made except as required by applicable laws or regulations.